August 20, 2008

VIA EDGAR SYSTEM

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Michael McTiernan
Special Counsel

Re:	Montgomery Real Estate Service, Inc.
Form 10
Filed June 4, 2008
File No. 000-53146

Gentlemen:

Thank you for your comment letter dated June 19, 2008 (the “Comment Letter”), with respect to the above-captioned Registration Statement. We have filed Amendment No. 3 to the Registration Statement (the “Report”) of Montgomery Real Estate Service, Inc. (“Montgomery”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

We acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Overview of our Market Area, page 3

1.
We note your response to comment 2 of our letter dated May 23, 2008. Upon reviewing the materials provided we were unable to locate support for certain statements you have made in the registration statement. Please advise us how the materials you provided support the third-party information disclosed in the registration statement, or provide additional materials clearly marked to highlight the supporting information. For example, we note that you did not include the Pioneer Valley Planning Commission's "Briefing Report: The Economic Impact of the Proposed New Haven-Harfford-Springfield Commuter Rail Line" or the press release by the University of Massachusetts Donahue Institute.

Response 1:

We have attached copies of the supplemental support to this correspondence. Our previous copies were mailed to your office but apparently did not reach the intended destination.

The supporting materials have been highlighted and attached hereto as the graphic for your reference.

Risk factors, page 6

2.
We note your response to comment 6. In your response, you state that you added a risk factor to address your potential liability for accidents on your property. We could not locate this disclosure in your revised Form 10. Please add this risk.

Response 2:

Please note that the risk factor to address our potential liability for accidents on our property was added on page 7 of our revised Form 10, which was read as follows.

POTENTIAL LIABILITY TO OUR RENTERS AND THEIR GUESTS IN THE EVENT ONE OF THEM IS HURT ON OUR PROPERTY

If our renters or their guests have an accident on our property, it is possible that we could be held liable for the damages to our renters or their guests.  If this occurs, we could see a disruption in our revenues and our business could suffer as a result.  If our business suffers you could lose your investment or the value of your stock could drop significantly.

Results of Operations, page 8

3.
In the second paragraph, you state that you expect cash outlays to increase once your registration is deemed effective. Please note that your Form 10 went effective automatically 60 days from the original date of filing and that you are currently subject to the reporting requirements of the Exchange Act. Please revise your disclosure accordingly.

Response 3:

We have revised our disclosure accordingly.

Liquidity and Capital Resources, page 10

4.	We note your response to comment 9. Please disclose the name of the affiliate and explain why this amount was paid to the affiliate.

Response 4:

The affiliate is called New Textile Technology Inc. ("Textile"), a corporation owned by our President, Duane Bennett. The amount of $29,024 paid was for temporary working capital to be used to purchase bulk inventory of Textile. We expected the loan to be repaid by Textile during the third quarter of 2008. Accordingly, we revised the disclosures in both sections of "Liquidity and Capital Resources" and "Item 7 - Certain relationships and related transactions".

Financial Statements

5.	Please label each of your interim period financial statements as unaudited.

Response 5:

We have labeled each of our interim period financial statements as unaudited.

If you have any further questions or comments, please feel free to contact us.

Sincerely,

/s/ Duane Bennett
Duane Bennett
President